                                  SulphCo, Inc.
                             850 Spice Islands Drive
                                Sparks, NV 89431



                                 August 3, 2005

Via Edgar

U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549
Attention: Patricia Armelin

         RE:      SULPHCO, INC.
                  FORM 8-K ITEM 4.01
                  FILED JULY 21, 2005
                  FILE NO. 0-27599

Dear Ms. Armelin:

         Please refer to the above-referenced Form 8-K which was filed by SulphCo, Inc. (the "Registrant") with the SEC on July 21, 2005, and your letter dated July 27, 2005, requesting that we provide certain information related to the filing. Following is the information you requested.

     1. Marc Lumer & Company is in the process of applying to the Nevada State Board of Accountancy. Please refer to the enclosed letter dated July 29, 2005, from the Nevada State Board of Accountancy reflecting their tentative approval of Marc Lumer & Company effective as of July 29, 2005.

     2. Our principal operations and assets are located in the State of Nevada. Marc Lumer & Company, based in San Francisco, California, was selected as our auditor as they previously performed the "concurring partner reviews" for our previous independent auditor, Mark Bailey & Co., and was familiar with our operations. It is difficult for an emerging, development stage company to find an auditor in Nevada who is qualified and registered with the PCAOB, and is willing to devote the time and attention required.

     3.   The audit will be conducted in both California and Nevada:

          - trial balances, transaction information and permanent data file information will have been transmitted electronically by us to the auditor;

          - import to accountants working trial balance software (go systems) review of documents, and selections of transactions and journal entries to be reviewed and vouched, will occur in California;

          - some interviewing of our staff will be conducted electronically and telephonically; and

          -    traditional "field work" will be conducted in Nevada.


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     4.   Marc Lumer & Company is duly registered and in good standing under the laws of its principal place of business, California. They are also registered with the PCAOB. Therefore, they meet the requirements of Rule 2-01(a) of Regulation S-X.

     5. Marc Lumer & Company has advised us that they expect to continue to meet applicable federal and state regulatory licensing requirements in connection with the review of our quarterly financial statements and our audit for the fiscal year ending December 31, 2005.

         This will acknowledge that:

     1. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     2. the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

     4. The Registrant has been advised by the staff that the Division of Enforcement has access to all information provided by the Registrant to the staff of the Division of Corporation Finance in connection with your review of our filing or in response to your comments on our filing.

         The foregoing is intended to be fully responsive to the questions and concerns raised by the Commission with respect to this filing. However, please let me know if you have any further questions or require any additional information.

                                        Very truly yours,

                                        SULPHCO, INC. (the "Registrant")

                                        By: /s/ Alan L. Austin, Jr.
                                            ------------------------------------
                                            Vice President of Finance and
                                            Chief Financial Officer


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                       NEVADA STATE BOARD OF ACCOUNTANCY


July 29, 2005

Mr. Marc A. Lumer
221 Main Street Ste. 735
San Francisco, CA 94105

Dear Mr. Lumer:

The Temporary Permit application for your firm's engagement for Sulph Co., Inc. located at 850 Spice Island Drive, Sparks NV 89431, has been given tentative approval subject to ratification by the Board.

You may commence work under this permit on July 29, 2005 and it must cease or be completed on or before December 28, 2005. If the permit is of a continuing nature a new permit must be requested at least 30 days prior to the expiration date of the current permit period.

The end report must be filed within 30 days of the expiration of this permit, you must report to the Board the names of all persons present in the state and employed in the conduct of the engagement during the period of the permit and forward an additional $25.00 fee for each, excluding the person in charge. A form is enclosed for this purpose.

Sincerely,


/s/ Leslie C. Walsh

Leslie C. Walsh
Board Coordinator
Enc.

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NEVADA STATE
BOARD OF ACCOUNTANCY

                                                   1325 Airmotive Way, Suite 220
                                                                  Reno, NV 89502
                                                                  (775) 786-0231

--------------------------------------------------------------------------------

                                TEMPORARY PERMIT
                                   END REPORT

An End Report Form must be completed and sent to the Board office for the end of each 6-month period. Within 30 days after the expiration of the permit period, the applicant shall report to the board the names of all persons present in the state and employed in the conduct of the engagement during the period of the permit. A fee of $25 is required for each additional person assigned to the engagement during the permit period.

--------------------------------------------------------------------------------
Name of Person Responsible for Engagement

--------------------------------------------------------------------------------
Firm Name

--------------------------------------------------------------------------------
Mailing Address

--------------------------------------------------------------------------------
Telephone Number


--------------------------------------------------------------------------------
Name of Client

--------------------------------------------------------------------------------
Address of Client

--------------------------------------------------------------------------------
Date Engagement Started                                Date Engagement Completed


List the following information for each additional person assigned to the engagement:

--------------------------------------------------------------------------------
Name                          License Number                State of Issuance

--------------------------------------------------------------------------------
Name                          License Number                State of Issuance

--------------------------------------------------------------------------------
Name                          License Number                State of Issuance

--------------------------------------------------------------------------------
Name                          License Number                State of Issuance


--------------------------------                  ------------------------------
Signature of Applicant                            Date


Received ___________________  Check No. _________________ Amount________________